Commercial International Bank (Egypt)S.A.E.
Giza

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

RECEIVED
2005 MAY -4 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05007948

SUPPL

Date: April 27th 2005

**Securities and Exchange Commission**
**Office of International Corporate Finance**
**Stop 3-2**
**450 Fifth Street, NW**
**Washington, DC 20549**

**Re: Exemption No.: 82-34764**

Dear Sir or Madam:

Please accept this letter from The Bank of New York as Depositary bank on behalf of Commercial International Bank (Egypt), S.A.E., the "Company".

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with the Company's ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed *COMMERCIAL INTERNATIONAL BANK (EGYPT) S.A.E 1st Quarter 2005 Results* to uphold the 12g3-2(b) exemption.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form F-6 registration statement number 333-113597.

Thank you.

Sincerely,

Suha Awny
Investor Relations Officer

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

**KPMG Hazem Hassan**
Public Accountants & Consultants

**Allied for Accounting & AuditingE&Y**
Public Accountants & Consultants

**Review Report**

**To the Board of Directors of Commercial International Bank**

We have reviewed the accompanying financial position of the Commercial International Bank (S.A.E.) as at March 31, 2005 and the related statements of income and cash flow for the six months then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Egyptian Auditing Standard applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquires of Bank's personnel and analytical procedures applied for financial data, and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review of the Bank's financial statements for the period ended March 31, 2005, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view in accordance with the Egyptian Accounting Standards.

The financial information contained in the Board of Directors' report are in agreement with the Bank's accounting records within the limit that such information is recorded therein.

Hazem Hassan
**KPMG Hazem Hassan**
Public Accountants & Consultants

Emad Ragheb
**Allied for Accounting & AuditingE&Y**
Public Accountants & Consultants

Cairo, 27 April 2005

# Commercial International Bank (Egypt)S.A.E.
## Financial position as of
## Mar. 31, 2005

| | Note No. | Mar. 31, 2005<br>L.E | Dec. 31, 2004<br>L.E |
|---|---|---|---|
| **Assets** | | | |
| - Cash & Due From Central Bank | (4) | 2,803,409,733 | 2,970,806,011 |
| - Due From Banks | (5) | 3,320,345,912 | 4,649,962,623 |
| - Treasury Bills | (6) | 2,248,719,552 | 2,268,671,181 |
| - Reverse Repos | (7) | 3,044,872,568 | 674,285,962 |
| - Trading Financial Investments | (8) | 668,404,060 | 673,201,901 |
| - Available for sale Financial investments | (9) | 2,275,411,364 | 2,251,402,178 |
| - Loans & Overdrafts (Net Of Provision for Doubtful Debts) | (10&11) | 12,872,590,499 | 13,394,477,871 |
| - Held to maturity Financial Investments | (12) | 147,089,799 | 155,275,278 |
| - Financial Investments in Subsidiary and associated co. | (13) | 83,842,237 | 82,400,000 |
| - Debit Balances & Other Assets | (15) | 676,583,236 | 561,476,616 |
| - Fixed Assets (Net) | (16) | 297,093,006 | 294,790,184 |
| **Total Assets** | | **28,438,361,966** | **27,976,749,805** |
| **Liabilities & Shareholder's Equity** | | | |
| **Liabilities** | | | |
| - Due to Banks | (17) | 399,515,733 | 224,649,342 |
| - Repos | (18) | 30,707,945 | - |
| - Customers Deposits | (19) | 24,011,819,260 | 23,979,205,974 |
| - Dividends & Profit Sharing | | 227,500,000 | 285,661,900 |
| - Credit Balances & Other Liabilities | (20) | 597,202,300 | 455,148,244 |
| - Long Term Loans | (21) | 93,278,410 | 121,042,257 |
| - Other Provisions | (22) | 817,100,266 | 787,926,530 |
| **Total Liabilities** | | **26,177,123,914** | **25,853,634,247** |
| **Shareholders' Equity** | | | |
| - Issued & Paid - in Capital | | 1,300,000,000 | 1,300,000,000 |
| - Reserves | | 818,324,375 | 823,115,558 |
| Total Shareholders' Equity | (23) | 2,118,324,375 | 2,123,115,558 |
| Net profit of the period | | 142,913,677 | - |
| Total Shareholders' Equity & net profit | | 2,261,238,052 | 2,123,115,558 |
| **Total Liabilities & Shareholders' Equity** | | **28,438,361,966** | **27,976,749,805** |
| **Contingent & commitments Liabilities** | | | |
| - Contingent & commitments Liabilities | (24) | **4,656,748,791** | **4,848,267,166** |

The Accompanying Notes are an integral part of the Financial Statements " Auditors Report Attached " .

| | | |
|---|---|---|
| **Sahar Mohamed El-Sallab**<br>**Vice Chairman**<br>**&Managing Director** | **Mohamed Ashmawy**<br>**Vice Chairman**<br>**& Managing Director** | **Hisham Ezz El-Arab**<br>**Chairman**<br>**& Managing Director** |

## Commercial International Bank (Egypt) S.A.E.
## Income Statement for the period from
## Jan.1 2005 to Mar. 31 2005

| | Note No. | from Jan.1,2005 to Mar. 31,2005 L.E | from Jan.1,2004 to Mar 31,2004 L.E |
|---|---|---|---|
| - Interest Received from Clients & Banks | | 326,756,864 | 302,353,814 |
| - Interest Received from Treasury Bills & Bonds | | 169,818,714 | 64,181,149 |
| **Deduct** | | | |
| - Interest Paid to Clients & Banks | | (286,742,788) | (201,584,956) |
| **Net Interest Income** | | **209,832,790** | **164,950,007** |
| - Banking Fees & Commissions | | 73,344,997 | 86,502,699 |
| - Shares Dividends | | 2,268,057 | 2,861,304 |
| - Foreign Exchange Profits | (25) | 59,627,619 | 15,368,266 |
| - Profits From Selling Financial Investments | | 22,804,170 | 861,958 |
| - Trading Financial investments evaluation differences | | (30,256,661) | 5,229,131 |
| - Other Income | | 10,399,047 | 9,577,288 |
| **Total Fee Income** | | **138,187,229** | **120,400,646** |
| **Net Operating Income** | | **348,020,019** | **285,350,653** |
| **Deduct** | | | |
| - Provisions | | (81,000,000) | (80,000,000) |
| - Other Financial investments evaluation differences | (26) | (16,628,472) | (9,116,617) |
| - General & Administrative Expenses & Depreciation | | (97,087,870) | (74,197,531) |
| - Other Expenses | | (10,390,000) | (11,293,540) |
| | | (205,106,342) | (174,607,688) |
| Net operating profits | | **142,913,677** | **110,742,965** |
| - Non_operating income | | 0 | 39,390 |
| **Net Profit** | | **142,913,677** | **110,782,355** |

| | | |
|---|---|---|
| **Sahar Mohamed El-Sallab** | **Mohamed Ashmawy** | **Hisham Ezz El-Arab** |
| **Vice Chairman** | **Vice Chairman** | **Chairman** |
| **&Managing Director** | **& Managing Director** | **& Managing Director** |

# Commercial International Bank (Egypt) S.A.E.
## Cash flow for the period from
## Jan .1 ,2005 to Mar. 31,2005

| | from Jan.1,2005 to Mar. 31,2005 | from Jan.1,2004 to Mar. 31,2004 |
|---|---|---|
| **Cash Flow From Operating Activities** | | |
| - Net Income before Tax | 142,913,677 | 110,782,355 |
| **Adjustments To Reconcile Net Income To Net Cash Provided by operating activities** | | |
| - Depreciation | 13,753,837 | 10,366,624 |
| - Provisions (Addition during the period) | 81,000,000 | 80,000,000 |
| - Trading financial investments evaluation | 30,256,661 | (5,229,131) |
| - Other financial investments evaluation | 16,628,472 | 9,116,617 |
| - FCY revaluation Differences of Provisions Balances except doubtful debts | (6,826,264) | 512,556 |
| - Gains From Selling Fixed Assets | 00 | (39,390) |
| - Profit From Selling financial Investments | (22,804,170) | (861,958) |
| - Income tax paid | 00 | (470,888) |
| - FCY revaluation diff.of Long Term Loans | 00 | (775,972) |
| **Operating Profits Before Changes in Operating Assets & Liabilities** | **254,922,213** | **203,400,813** |
| **Net Decrease (Increase ) in Assets** | | |
| - Due From Banks | 1,317,819,128 | 136,678,965 |
| - Treasury Bills | (246,789,583) | 270,591,576 |
| - Reverse Repos | (2,370,586,606) | 00 |
| - Trading financial Investments | (25,458,820) | (174,141,441) |
| - Available for sale financial investments | (17,833,488) | (84,483,066) |
| - Loans & Overdrafts | 476,887,372 | (434,890,550) |
| - Debit Balances & Other Assets | (97,494,110) | (73,591,619) |
| **Net Increase (Decrease) In Liabilities** | | |
| - Due to Banks | 174,866,391 | 101,822,373 |
| - Repos | 30,707,945 | 00 |
| - Customers Deposits | 32,613,286 | 743,379,556 |
| - Credit Balances & Other Liabilities | 142,054,056 | 45,526,537 |
| **Net Cash Provided from Operating Activities** | **(328,292,216)** | **734,293,144** |

# Commercial International Bank (Egypt) S.A.E.
## Cash flow for the period from
## Jan .1 ,2005 to Mar. 31,2005

| | from Jan.1,2005 to Mar. 31,2005 | from Jan.1,2004 to Mar. 31,2004 |
|---|---|---|
| **Cash Flow From Investment Activities** | | |
| - Purchases Of subsidiaries & associated companies | (1,442,237) | (7,240,000) |
| - Prepaid for Fixed Assets , Premises and Fitting- out of Branches | (33,669,169) | (14,547,729) |
| - Purchases Of Held to maturity financial Investments | 8,185,479 | (2,119,740) |
| **Net Cash (Used in ) Investment Activities** | **(26,925,927)** | **(23,907,469)** |
| **Cash Flow From Financing Activities** | | |
| - Decrease in Long - Term Loans | (27,763,847) | (156,097,296) |
| - Dividends Paid | (58,161,900) | (242,446,824) |
| - Reserve for financial investments revaluation Diff. | (4,791,183) | 00 |
| **Net Cash (Used in) Financing Activities** | **(90,716,930)** | **(398,544,120)** |
| Net cash & cash equivalent changes | (445,935,073) | 311,841,555 |
| - Beginning Balance of cash & cash equivalent | 3,325,602,325 | 3,077,271,444 |
| - **Cash & Cash Equivalent Balance At the End of the period** | **2,879,667,252** | **3,389,112,999** |
| **Cash & Cash Equivalent are Represented as Follows :** | | |
| - Cash and Due from Central Bank | 2,803,409,733 | 2,805,756,901 |
| - Due from Banks | 3,320,345,912 | 3,703,586,911 |
| - Treasury Bills | 2,248,719,552 | 1,278,716,842 |
| - Due from Banks (Time Deposits) | (3,244,088,393) | (3,520,751,175) |
| - Treasury Bills with maturity More than Three Months | (2,248,719,552) | (878,196,480) |
| **Total Cash & Cash Equivalent** | **2,879,667,252** | **3,389,112,999** |

# Commercial International Bank (Egypt) S.A.E
## Statement of changes in Shareholders' equity as of Mar. 31,2005

| 2004 | Capital L.E | Legal Reserve L.E | General Reserve L.E | Special Reserve L.E | Reserve for investment revaluation Diff. L.E | Profits of the Year L.E | Total L.E |
|---|---|---|---|---|---|---|---|
| alance at beginning of The Year | 1,300,000,000 | 275,334,002 | 149,505,205 | 162,709,903 | 20,618,560 | - | 1,908,167,670 |
| ansfer to reserves | - | 25,287,783 | 194,805,967 | - | - | (220,093,750) | - |
| stributed profits | - | - | - | - | - | (285,661,900) | (285,661,900) |
| et Profits of the year | - | - | - | - | - | 505,755,650 | 505,755,650 |
| verse part of reserve | - | - | - | - | (5,145,862) | - | (5,145,862) |
| alance at the end of The Year | **1,300,000,000** | **300,621,785** | **344,311,172** | **162,709,903** | **15,472,698** | **-** | **2,123,115,558** |

| 2005 | Capital L.E | Legal Reserve L.E | General Reserve L.E | Special Reserve L.E | Reserve for investment revaluation Diff. L.E | Profits of the period L.E | Total L.E |
|---|---|---|---|---|---|---|---|
| alance at beginning of The period | 1,300,000,000 | 300,621,785 | 344,311,172 | 162,709,903 | 15,472,698 | - | 2,123,115,558 |
| et Profits of the period | - | - | - | - | - | 142,913,677 | 142,913,677 |
| verse part of reserve | - | - | - | - | (4,791,183) | - | (4,791,183) |
| **alance At The End Of The period** | **1,300,000,000** | **300,621,785** | **344,311,172** | **162,709,903** | **10,681,515** | **142,913,677** | **2,261,238,052** |

# The Commercial International Bank (Egypt ) S.A.E.
# Notes To the Financial Statements
# From January 1, 2005 To March 31,2005

## (1) Organization and Activities

Commercial International Bank (Egypt) S.A.E was formed as a shareholding company on August 7, 1975 under the Investment Law No. 43 for 1974. The Bank is licensed to carry out all commercial banking activities in Egypt through its Head Office and fifty two branches, in addition to thirty nine units.

## (2) Significant Accounting Policies

### A) Basis of Preparing Financial Statements

The Financial Statements are prepared in accordance with Egyptian accounting standards, which comply with the international accounting standards. And take into consideration prevailing local laws and regulations.

### B) Transactions in Foreign Currencies

- The Accounting records of the bank are maintained in Egyptian pounds. Transactions in foreign currencies conducted during the period are recorded at the foreign exchange rates prevailing at the time such transactions take place .
  Assets & Liabilities are revalued at the foreign exchange rates prevailing at the end of period , generated gain and losses are recorded in "Foreign Exchange Income" in the income statement.

- Forward contracts are evaluated at the end of the financial period at its fair value on this date using the forward rates for the remaining periods untill maturity dates of these contracts. The revaluation differences are recorded in " Foreign Exchange Income " in the income statement .

- Currency SWAP contracts are recorded on the date of commitment under contingent liabilities accounts . The difference between the two parts of the contract is recorded in other liabilities or other assets as unrealized gain /loss on the date of commitment . The said difference is amortized by crediting / debiting the " Foreign Exchange Income" in the income statement.

- Premium paid for foreign currencies option contracts is recorded in the Financial Statement under " Debit Balances & Other Assets " such premium is settled in the income statement according to the evaluation of these contracts at fair value. The difference between premium received and paid concern the customers hedging option contracts recorded in the Financial Statement under " credit balances & other liabilities " category and settled in " foreign exchange income" on accrual basis.

**C) Realization of Income**

The bank applies the accrual basis in recording interest received from Loans & Overdrafts, Due from Banks, Treasury Bills , reverse repose and Bonds. Interest on past due Loans & Overdrafts are not recorded on the income statement. Dividends income are recognized when declared .

**D) Treasury Bills**

Treasury Bills are recorded at face value. The issuance discount is recorded in Other Liabilities and deducted from the Gross Treasury Bills balance on the Financial statement .

**E) Repos & (Reverse Repos )Transactions**

Repos (Reveres Repos) transactions are recorded on the financial statement whereas its cost (revenue ) is recorded on the income statement mate term interest received from treasury Bills & Bonds.

**F) Evaluation of Trading Investments**

- Trading investments including portfolios managed by other party are evaluated at the end of the financial period at its fair market value and the evaluation difference is recorded in income statement .

- Trading investments not satisfying the trading investment classification condition are evaluated at their book value. Such value is subject to be reduced in case of a continual decrease based on the comprehensive objective study of the latest financial statements for the company issued the securities. The evaluation difference is recorded in the income statement.

G) **Evaluation of Available for Sale Investments**

Available for Sale Investments are evaluated at the lower of cost (taking in consideration the evaluation of Foreign currency) or fair value for each investment and the differences are recorded in "Other Investments Evaluation Difference" in the income statement. In case of increases in the value, such increase is added to the same category within the limit of amounts previously charged to the income statement for previous financial periods .

H) **Evaluation of Held to Maturity Investments**

Bonds purchased from the primary market are evaluated at cost, representing the nominal value adjusted by the issuing premium/ discount which is amortized using the straight line method. The amortization value is recorded in the interest received from treasury bills and bonds in the income statement .

The same treatment is applied to bonds purchased from the secondary market at a value higher or lower than the nominal value, and the cost is reduced by the gains related to the previous period of the purchasing date .

In case of downfall of the fair value of each bond the book value shall be adjusted and the difference is recorded in "other investments revaluation difference" in the income statement . In case of increase in fair value such increase is added to the same category within the limit of amounts previously charged to the income statement for previous financial periods.

The book value of foreign currency bonds is amended by the difference resulting from the revaluation of the foreign currency at the exchange rate prevailing at the evaluation date. Such differences are recorded in foreign exchange income in the income statement .

I) **Investments in Subsidiaries and Associated Companies**

These investments are evaluated at cost and in case of downfall of its fair value, the book value of each investment is adjusted by such downfall and charged to "Other investments evaluation difference" in the income statement. In case of an increase in the fair value. Such increase will be added to the same category in the income statement within the limit of the amounts previously charged .

J) **Assets Acquired for settlement of Debits**

These Assets are recorded in the Financial Statement under " debit balances & Other Assets " at cost and in case of a decrease of the fair value of these assets at the Financial Statement date, the difference is charged to the income statement and the increase of the fair value should be credited to the income statement within the limit of amounts charged in previous financial periods .

K) **Provision for Doubtful Debts and Contingent Accounts**

Provision For Doubtful Debts is established on the basis of an appraisal of the identified risk in specific facilities and loans, as well as an assessment of the general risk inherent in any loan portfolio which is at least 1% of total outstanding portfolio and contingent after deducting convenient collaterals .

Provision for Doubtful Debts is decreased by loans written off and is increased by recoveries of loans previously written off. In addition to taking all the necessary legal action required, a continuous follow up is performed for the recovery of all or part of the written-off amounts.

L) **Contingent Liability Accounts**

Contingent Liability Accounts include transactions in which the Bank is involved as a third party , forward foreign exchange contracts, SWAP transaction , Options. Such transactions do not represent actual bank's assets or liabilities at the Financial Statement date.

M) **Cash & Cash Equivalent**

In the Statement of Cash Flow, the Cash and Cash Equivalent item includes balances of cash and due from Central Bank, current account balances with Banks and Treasury Bills with maturities of three months.

N) **Depreciation and Amortization**

Depreciation of Fixed Assets is calculated on the basis of the estimated useful life of each asset using the straight-line method.

Improvement and renovation expenses for the bank's leased premises are amortized over the period of the lease contract or the estimated useful life whichever is lower.

O) **Income Tax**

Income Tax is calculated in accordance with the prevailing local laws and regulations applicable in this regard.

Provision for Income Tax is calculated in accordance with detailed studies of tax claims.

(3) **Financial Instruments and their risk management**

(3/1) **Financial Instruments**

A) The bank's financial instruments are represented in the financial Assets and Liabilities. The financial assets include cash, due from banks, investments and loans to customers and banks . The financial liabilities include customers' deposits, due to banks and long-term loans. Financial investments also include rights and obligations stated under " contingent liabilities and commitments "

Note No. (2) of the notes to the financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenues and expenses related thereto.

B) **Financial Instruments Fair Value**

Using the valuation basis of the bank's assets and liabilities, as referred to the notes to the Financial Statements, the financial instruments' fair value do not substantially deviate from their book values at the financial statement date. The notes No. (9),(12),(13) are showing the fair value for all investment (except Trading Investment) in the date of financial statement .

C) **Forward Contract**

According to Central Bank of Egypt instruction the bank doesn't execute deferred contracts except to the necessary limit of short term transaction to cover its requirements of Foreign currencies or the bank's customers' requirements to fulfill their obligations resulting from short- term transactions.

(3/2) **Risk Management**

A) **Interest rate risk**

The value of some financial instruments fluctuate due to the fluctuation in interest rates related thereto. The bank follows some procedures to minimize this risk such as:-

- Correlating between the interest rates on borrowing and lending.
- Determining interest rates in consideration with the prevailing discount rates on various currencies.
- Monitoring the maturities of financial assets and liabilities with its related interest rates.

The notes No. (27&28) of the notes to the Financial Statements disclose maturities of the assets and liabilities and the average interest rates applied to assets and liabilities during the period.

B) **Credit risk**

Loans to customers and Banks ,financial Investments (Bonds), due from banks, rights and obligations from others, are financial assets exposed to credit risk which result in these parties' inability to repay in part or in full the loan granted to them at maturity.

The bank adopted the following procedures to minimize the credit risk.

- Preparing credit studies about the customers before dealing with them and determining credit risk rates related thereto .
- Obtaining adequate guarantees to reduce the risks resulting from insolvency of customers.
- Monitoring and preparing periodic studies about customers in order to evaluate their financial and credit positions and estimate the required provisions for non - performing loans.

- Distribution of loans portfolio and due from banks over various sectors to avoid concentration of risk.

Note No. (30) discloses the distribution of loans portfolio over various sectors.

C) **Foreign Currency Risk**

The nature of the bank's activity requires the bank to deal in many foreign currencies which exposes the bank to the risk of fluctuation in exchange rates. To minimize this risk, the bank monitors the balances of foreign currency positions according to Central Bank of Egypt instructions in that respect. Note No. (31) of the financial statements discloses significant foreign currency positions at the financial statement date.

## 4- Cash And Due From Central Bank

| | Mar. 31, 2005<br>L.E | Dec. 31, 2004<br>L.E |
|---|---|---|
| - Cash & Cash Items | 563,258,062 | 408,463,148 |
| - Reserve Balance with CBE | 2,240,151,671 | 2,562,342,863 |
| **Total Cash & Due From Central Bank** | **2,803,409,733** | **2,970,806,011** |

## 5- Due from Banks

| | Mar. 31, 2005<br>L.E | Dec. 31, 2004<br>L.E |
|---|---|---|
| (A) Central Bank | | |
| - Time Deposits | 58,530,510 | 232,463,340 |
| Total Due from central bank | **58,530,510** | **232,463,340** |
| (B) Local Banks | | |
| - Current Accounts | 7,844,437 | 5,245,686 |
| - Time Deposits | 186,865,700 | 488,549,000 |
| Total Due from Local Banks | **194,710,137** | **493,794,686** |
| (C) Foreign Banks | | |
| - Current Accounts | 68,413,082 | 82,809,416 |
| - Time Deposits | 2,998,692,183 | 3,840,895,181 |
| Total Due From Foreign Banks | **3,067,105,265** | **3,923,704,597** |
| Total Due From Banks | **3,320,345,912** | **4,649,962,623** |

## 6- Treasury Bills

| | Mar. 31, 2005<br>L.E | Dec. 31, 2004<br>L.E |
|---|---|---|
| - 91 Days Maturity | - | 270,800,000 |
| - 182 Days Maturity | 861,075,000 | 1,416,725,000 |
| - 364 Days Maturity | 1,488,200,000 | 666,225,000 |
| **Total Treasury Bills** | **2,349,275,000** | **2,353,750,000** |

## 7- Reverse Repos

| | Mar. 31, 2005 L.E | Dec. 31, 2004 L.E |
|---|---|---|
| - Maturity within one week | 1,228,742,479 | 258,017,644 |
| - Maturity within three months | 1,372,610,864 | 196,353,962 |
| - Maturity within six months | 443,519,225 | 174,173,808 |
| - Maturity within one year | - | 45,740,548 |
| | 3,044,872,568 | 674,285,962 |

## 8- Trading Financial Investments

| | Mar. 31, 2005 L.E | Dec. 31, 2004 L.E |
|---|---|---|
| - Portfolio Managed By other parties | 490,812,266 | 453,931,288 |
| - Bonds | 148,390,194 | 202,052,927 |
| - Shares | 29,201,600 | 17,217,686 |
| **Total Trading Financial Investments** | **668,404,060** | **673,201,901** |

**The Financial Trading Investments are represented as follows :-**

| | | |
|---|---|---|
| - Financial Investments Quoted on Stock Exchange | 668,404,060 | 673,201,901 |
| - Financial Investments Un-quoted on Stock Exchange | 0 | 0 |
| | **668,404,060** | **673,201,901** |

## 9- Available for sale financial investments

| | Mar. 31, 2005 L.E | Dec. 31, 2004 L.E |
|---|---|---|
| (A) Shares | | |
| - Bank's Shares | 9,076,909 | 9,076,909 |
| - Corporate Shares | 637,761,890 | 573,722,193 |
| (B) Bonds | | |
| - Governmental Bonds | 809,835,405 | 698,204,996 |
| - Bank's Bonds | 114,958,153 | 114,958,153 |
| - Corporate Bonds | 703,779,007 | 855,439,927 |
| | **2,275,411,364** | **2,251,402,178** |

**Available for sale financial investments are represented as follows :-**

| | | |
|---|---|---|
| - Financial Investments Quoted on Stock Exchange | 1,870,198,442 | 1,902,849,069 |
| - Financial Investments Un-quoted on Stock Exchange | 405,212,922 | 348,553,109 |
| | **2,275,411,364** | **2,251,402,178** |

- The market Value of Available for sale Investments listed on the Capital market is LE 1,935,488,229 as of Mar, 31,2005 compared to LE 1,971,258,092 as of December 31,2004

## 10- Loans and Overdrafts

| | Mar. 31, 2005 L.E | Dec. 31, 2004 L.E |
|---|---|---|
| - Discounted Bills | 221,330,331 | 175,368,806 |
| - Loans & Overdrafts to Customer | 13,114,971,075 | 13,641,966,481 |
| - Loans & Overdraft to Banks | 650,220,410 | 638,829,924 |
| | 13,986,521,816 | 14,456,165,211 |
| - Unearned Bills discount | (4,519,305) | (4,102,723) |
| - Provision For Doubtful Debts | (946,862,132) | (911,915,247) |
| - Unearned Interest & commission | (162,549,880) | (145,669,370) |
| **Net Loans & Overdrafts** | **12,872,590,499** | **13,394,477,871** |

## 11- Provision For Doubtful Debts

**Mar. 31, 2005**

| | Specific LE | General LE | Total LE |
|---|---|---|---|
| - Balance at beginning of the period | 551,469,932 | 360,445,315 | 911,915,247 |
| - Addition during the period | 45,000,000 | 0 | 45,000,000 |
| - written off debts recoveries | 5,337,559 | 0 | 5,337,559 |
| - Foreign currency revaluation diff. | (15,387,207) | 0 | (15,387,207) |
| | **586,420,284** | **360,445,315** | **946,865,599** |
| Usage during the period | (3,467) | | (3,467) |
| Transferred from general to specific | 51,541,000 | (51,541,000) | 0 |
| **Balance at the end of the period** | **637,957,817** | **308,904,315** | **946,862,132** |

**Dec. 31, 2004**

| | Specific LE | General LE | Total LE |
|---|---|---|---|
| - Balance at beginning of the year | 333,106,251 | 385,617,453 | 718,723,704 |
| - Addition during the year | 224,424,862 | 0 | 224,424,862 |
| - written off debts recoveries | 14,364,457 | 0 | 14,364,457 |
| - Foreign currency revaluation diff. | (2,606,103) | 0 | (2,606,103) |
| | **569,289,467** | **385,617,453** | **954,906,920** |
| - Usage during the Year | (42,991,673) | 0 | (42,991,673) |
| - Transferred from general to specific | 25,172,138 | (25,172,138) | 0 |
| **Balance at the end of the Year** | **551,469,932** | **360,445,315** | **911,915,247** |

-12 **Held to maturity Investments**

| | Mar. 31, 2005 L.E | Dec. 31, 2004 L.E |
|---|---|---|
| - Housing Bonds (maturity Dec.2019) | 215,000 | 215,000 |
| - Treasury Bonds | 146,874,799 | 155,060,278 |
| | 147,089,799 | 155,275,278 |

**The held to maturity Financial Investments are represented as follows :-**

| | | |
|---|---|---|
| - Investments Quoted on Stock Exchange | 146,874,799 | 155,060,278 |
| - Investments Un-quoted on Stock Exchange | 215,000 | 215,000 |
| | **147,089,799** | **155,275,278** |

- The market value of Held to Maturity Financial Investment is LE 150,745,039 as of Mar. 31,2005

13- **Financial Investments in subsidiary companies**

| | Mar. 31, 2005 | | Dec. 31, 2004 | |
|---|---|---|---|---|
| | LE | % | LE | % |
| - Commercial International Brokerage co. | 12,000,000 | %40 | 12,000,000 | %40 |
| - Contact for Cars Trading | 31,000,000 | %40 | 31,000,000 | %40 |
| - Commercial International life insurance co. | 32,000,000 | %40 | 32,000,000 | %40 |
| - C I Assets Management | 2,942,237 | %94 | 1,500,000 | %30 |
| - Corplease co. | 5,400,000 | %40 | 5,400,000 | %40 |
| - Concept co. | 500,000 | %40 | 500,000 | %40 |
| | **83,842,237** | | **82,400,000** | |

**The Financial Investments in subsidiary companies are represented as follows :-**

| | | |
|---|---|---|
| - Financial Investments Quoted on Stock Exchange | 12,000,000 | 12,000,000 |
| - Financial Investments Un-quoted on Stock Exchange | 71,842,237 | 70,400,000 |
| | 83,842,237 | 82,400,000 |

- The market value of The Financial investments in subsidiary companies quoted on stock Exchange is LE 12,000,000 as of 31 Mar. 2005 And 12,000,000 as of Dec 2004

## 14- Capital Commitments (Financial Investments)

The capital commitments for the financial investments reached in date of Financial position L.E 95,933,632 as follow :-

| | Gross Investment L.E | Paid L.E | Remaining L.E |
|---|---|---|---|
| - **Available for sale Financial investments** | 137,620,548 | 57,886,916 | 79,733,632 |
| - **Financial Investments in subsidiaries co.** | 21,600,000 | 5,400,000 | 16,200,000 |

## 15- Debit Balances and Other Assets

| | Mar. 31, 2005 L.E | Dec. 31, 2004 L.E |
|---|---|---|
| - Accrued Interest receivable | 245,298,840 | 191,085,751 |
| - Prepaid Expenses | 15,033,632 | 15,050,977 |
| - Advances for Purchase of Fixed Assets | 101,000,369 | 83,387,859 |
| - Assets Acquired for Settlement of Debts | 131,866,299 | 131,866,299 |
| - Accounts receivable & Other Assets | 183,384,096 | 140,085,730 |
| **Total Debit Balances and Other Assets** | **676,583,236** | **561,476,616** |

Fixed Assets (Net of Accumulated Depreciation)

| | Land | Premises | E.D.P | Vehicles | Fitting -Out | Machines & Equipment | Furniture & Furnishing | total |
|---|---|---|---|---|---|---|---|---|
| | L.E | L.E | L.E | L.E | L.E | L.E | L.E | L.E |
| Opening Balance (3) | 5,997,577 | 206,110,743 | 184,821,851 | 17,961,009 | 54,852,572 | 75,394,388 | 30,786,808 | 575,924,948 |
| Additional during the period | - | - | 9,298,812 | 554,068 | 1,990,595 | 2,941,202 | 1,271,982 | 16,056,659 |
| Closing Balance (1) | 5,997,577 | 206,110,743 | 194,120,663 | 18,515,077 | 56,843,167 | 78,335,590 | 32,058,790 | 591,981,607 |
| Accu.Depreciation at beginning of the period (4) | - | 57,727,253 | 108,251,912 | 12,076,775 | 44,391,926 | 43,979,065 | 14,707,833 | 281,134,764 |
| Current period Depreciation | - | 2,476,559 | 6,979,398 | 475,611 | 1,364,974 | 1,758,626 | 698,669 | 13,753,837 |
| Accu.Depreciation at end of the period (2) | - | 60,203,812 | 115,231,310 | 12,552,386 | 45,756,900 | 45,737,691 | 15,406,502 | 294,888,601 |
| End of period net asstes(1-2) | 5,997,577 | 145,906,931 | 78,889,353 | 5,962,691 | 11,086,267 | 32,597,899 | 16,652,288 | 297,093,006 |
| Beginning of period net assets (3-4) | 5,997,577 | 148,383,490 | 76,569,939 | 5,884,234 | 10,460,646 | 31,415,323 | 16,078,975 | 294,790,184 |
| Depreciation rate | | 5% | 20% | 20% | 33.3% | 12.5% | 10% | |

**Net fixed assets in financial position date includes 32,618,787 represents fixed assets not registered yet and registrations procedures in process**

## 17- Due to Banks

| | | Mar. 31, 2005<br>L.E | Dec. 31, 2004<br>L.E |
|---|---|---|---|
| (a) | **Central Bank** | | |
| - | Current Accounts | 2,299,485 | 1,753,231 |
| - | Time Deposits | 46,478,068 | 0 |
| | Total Due to Central Bank | **48,777,553** | **1,753,231** |
| (b) | **Local Banks** | | |
| - | Current Accounts | 22,821,403 | 20,961,988 |
| - | Time Deposits | 25,289,755 | 920,848 |
| - | Total Due to Local Banks | **48,111,158** | **21,882,836** |
| (c) | **Foreign Banks** | | |
| - | Current Accounts | 302,627,022 | 201,013,275 |
| - | Time Deposits | 0 | 0 |
| - | Total Due to foreign Banks | **302,627,022** | **201,013,275** |
| | **Total Due to Banks** | **399,515,733** | **224,649,342** |

## 18- Repos

| | Mar. 31, 2005<br>L.E | Dec. 31, 2004<br>L.E |
|---|---|---|
| Maturity within one week | 0 | 0 |
| Maturity within one month | 14,813,794 | 0 |
| Maturity within three months | 15,894,151 | 0 |
| | **30,707,945** | 0 |

## 19- Customers' Deposits

| | | Mar. 31, 2005<br>L.E | Dec. 31, 2004<br>L.E |
|---|---|---|---|
| - | Demand Deposits | 5,888,091,672 | 6,210,737,358 |
| - | Time & Notice Deposits | 6,870,894,019 | 6,964,795,904 |
| - | Saving & Deposits Certificates | 5,512,931,269 | 5,277,089,511 |
| - | Saving Deposits | 4,623,472,131 | 4,391,838,621 |
| - | Other Deposits | 1,116,430,169 | 1,134,744,580 |
| | **Total Customer Deposits** | **24,011,819,260** | **23,979,205,974** |

## 20- Credit Balances and Other Liabilities

| | Mar. 31, 2005<br>L.E | Dec. 31, 2004<br>L.E |
|---|---|---|
| - Accrued Interest Payable | 85,927,630 | 86,518,203 |
| - Accrued Expenses | 61,689,145 | 46,265,669 |
| - Accounts Payable | 382,277,232 | 305,154,704 |
| - Other Liabilities | 67,308,293 | 17,209,668 |
| **Total Credit Balances And Other Liabilities** | **597,202,300** | **455,148,244** |

## 21- Long Term Loans

| | Rate % | Maturity date | Maturing through next year | Balance on Mar. 31, 2005 | Balance on Dec. 31, 2004 |
|---|---|---|---|---|---|
| - European Investment Bank | - | - | - | - | 33,230,664 |
| - KFW Bank | 10.5 - 9 | ten years | | 17,263,526 | 18,873,292 |
| - Ministry of Agriculture (F.S.D.P) | 3.5 - 5.5 depends on maturity date | 3-5 years | 3,326,081 | 9,998,139 | 11,537,188 |
| - Ministry of Agriculture (V.S.P) | 3.5 - 5.5 depends on maturity date | 3-5 years | 264,240 | 273,380 | 246,350 |
| - Ministry of Agriculture (M.S.S.P) | 3.5 - 5.5 depends on maturity date | 3-5 years | 18,048,964 | 53,228,865 | 43,357,763 |
| - Barclays bank (P.S.F.S) | 6.62 | ten years from 1996 | 2,082,500 | 2,514,500 | 3,797,000 |
| - Social Fund | 3 months T/D or 9% which more | 2010 | 0 | 10,000,000 | 10,000,000 |
| **Total** | | | **23,721,785** | **93,278,410** | **121,042,257** |

## 22- Other Provisions

**Mar. 31, 2005**
**L.E**

| | Opening Balance | Addition During the period | FCY Balance Reval. Difference | Usage During the period | Transfer | Closing Balance |
|---|---|---|---|---|---|---|
| - Provision for Income Tax claims | 506,791,890 | 36,000,000 | 0 | 0 | 0 | 542,791,890 |
| - Provision for Legal Claims | 2,111,720 | 0 | (63,577) | 0 | 0 | 2,048,143 |
| - Provision for contingent | 99,584,497 | 0 | (3,381,755) | 0 | 0 | 96,202,742 |
| - Provision for General risk * | 154,043,142 | 0 | (2,106,048) | 0 | 0 | 151,937,094 |
| - Provision for Bank Risk insurance | 25,395,281 | 0 | (1,274,884) | 0 | 0 | 24,120,397 |
| **Total Other Provisions** | **787,926,530** | **36,000,000** | **(6,826,264)** | **0** | **0** | **817,100,266** |

**Dec. 31, 2004**
**L.E**

| | Opening Balance | Addition During the Year | FCY Balance Reval. Difference | Usage During the Year | Transfer | Closing Balance |
|---|---|---|---|---|---|---|
| - Provision for Income Tax claims | 474,262,778 | 50,000,000 | | (17,470,888) | | 506,791,890 |
| - Provision for Legal Claims | 1,883,088 | 314,391 | (7,004) | (78,755) | | 2,111,720 |
| - Provision for contingent | 68,147,300 | 32,221,000 | (783,803) | 0 | 0 | 99,584,497 |
| - Provision for General risk * | 151,066,860 | 15,698,178 | (344,592) | 0 | (12,377,304) | 154,043,142 |
| - Provision for Bank Risk insurance | 13,316,953 | 0 | (298,976) | 0 | 12,377,304 | 25,395,281 |
| **Total Other Provisions** | **708,676,979** | **98,233,569** | **(1,434,375)** | **(17,549,643)** | **0** | **787,926,530** |

* Operational risk and Market risk which reach 107,406 M and 17,837 M on 31/3/2005 are a part of General risk provision cover according to "Basel II" requirment against 107,406M and 16,856M consequently on 31/12/2004

## 23- Capital & Reserves

### (a) Capital

- The Authorized Capital reached LE 1500 Million
- paid - in capital reached to LE 1300 million divided to 130 million shares with par value LE 10 per each .

### (B) Reserves

- According to the bank statues 5% of net profit is to increase legal reserve until reaches 50% of the bank's issued and paid -in capital
- Concurrence of Central Bank of Egypt for usage of Special Reserve is required .

## 24- Contingent Accounts

| | Mar. 31, 2005<br>L.E | Dec. 31, 2004<br>L.E |
|---|---|---|
| - Letters of Guarantee | 3,866,417,597 | 4,077,122,707 |
| - Letters of Credit ( import & export ) | 588,267,067 | 518,658,339 |
| - Customers Acceptances | 365,524,676 | 370,222,289 |
| - Forward Foreign Exchange contracts | 491,814 | 933,107 |
| - Swap Deals | (163,952,363) | (118,669,276) |
| **Total** | 4,656,748,791 | 4,848,267,166 |

## 25- Foreign Exchange Profits (losses)

| | Mar. 31, 2005<br>L.E | Mar. 31, 2004<br>L.E |
|---|---|---|
| - profit from dealing with foreign currencies | 27,712,053 | 16,808,775 |
| - Profit of revaluation of Monitoring assets and Liabilities | 32,006,130 | 67,581 |
| - Forward deals revaluation losses | (371,991) | (1,869,038) |
| - profit revaluation of options | 281,427 | 360,948 |
| | **59,627,619** | **15,368,266** |

## 26- Other Financial investments evaluation differences

| | Mar. 31, 2005<br>L.E | Mar. 31, 2004<br>L.E |
|---|---|---|
| - Available for sale Financial investments | (16,628,472) | (9,116,617) |
| - Held to maturity Financial Investments | - | - |
| - Investments in subsidiary and associated companies | - | - |
| | **(16,628,472)** | **(9,116,617)** |

27- **Assets & Liabilities Maturities**

| | | Maturity Within one year | Maturity Over One Year |
|---|---|---|---|
| | **Assets** | | |
| - | Cash and Due from Central Bank | 2,803,409,733 | - |
| - | Due from Banks | 3,320,345,912 | - |
| - | Treasury Bills | 2,349,275,000 | - |
| - | Reverse repos | 3,044,872,568 | - |
| - | Trading Investments | 668,404,060 | - |
| - | Available for sale investments | 2,275,411,364 | - |
| - | Customers' Loans & Overdrafts | 5,701,466,284 | 7,472,285,242 |
| - | Banks' Loans & Overdrafts | 15,528 | 650,204,882 |
| - | Held to maturity Investments | - | 147,089,799 |
| - | Investments in subsidiary companies | - | 83,842,237 |
| - | Debit Balances and Other Assets | 676,583,236 | - |
| | | **20,839,783,685** | **8,353,422,160** |
| | **Liabilities** | | |
| - | Due to Banks | 399,515,733 | - |
| - | Repos | 30,707,945 | |
| - | Customer Deposits | 18,491,021,809 | 5,520,797,451 |
| - | Long Term Loans | 23,721,785 | 69,556,625 |
| - | Credit Balances and Other Liabilities | 597,202,300 | - |
| | | **19,542,169,572** | **5,590,354,076** |

28- **Interest Rate**

The average interest rates applied for Assets and Liabilities during the period are 6.60 % & 3.76 % Respectively .

29- **Tax Status**

- The bank's corporate income tax position has been examined and settled with the Tax Authority from the start up of operations up to the end of year 1984.
- Corporate income tax for the years from 1985 up to 1993 were paid according to the Tax appeal Committee decision and the final settlement is under discussion in the court of law .
- The bank's corporate income tax position has been examined and settled with the Tax Authority from 1994 up to 2002 and the final settlement is under discussion in the court of law .
- The bank pay salary tax according to concerning domestic regulations and laws, and the final settlement is under discussion in the court of law .
- The bank pay stamp duty tax according to concerning domestic regulations and laws

## 30- Distribution of Assets, Liabilities and Contingent Accounts

### Assets

| | | Local Currency | Foreign Currency |
|---|---|---|---|
| 1- | **Due From Banks** | 172,091,843 | 3,148,254,069 |
| 2- | **Loans & Overdrafts** | | % |
| | Agriculture Sector | 97,318,980 | 0.70 |
| | Industrial Sector | 6,842,236,263 | 48.90 |
| | Trading Sector | 813,860,061 | 5.80 |
| | Services Sector | 4,749,870,768 | 34.00 |
| | Household Sector | 1,258,555,422 | 9.00 |
| | Other Sectors | 224,680,322 | 1.60 |
| | **Total Loans & Overdrafts (Including unearned interest)** | **13,986,521,816** | **100.00** |
| | **Unearned Discounted Bills** | **(4,519,305)** | |
| | **Provision for Doubtful Debts** | **(946,862,132)** | **6.77** |
| | **Unearned Interest & Commission** | **(162,549,880)** | |
| | **Net Loans & Overdrafts** | **12,872,590,499** | |

### Liabilities

| | | Local Currency | Foreign Currency |
|---|---|---|---|
| 1- | **Due to Banks** | 51,524,850 | 347,990,883 |
| 2- | **Customers' Deposits** | | % |
| | Agriculture Sector | 14,457,784 | 0.10 |
| | Industrial Sector | 2,551,822,884 | 10.60 |
| | Trading Sector | 741,070,402 | 3.10 |
| | Services Sector | 3,747,549,952 | 15.60 |
| | Household Sector | 15,465,373,891 | 64.40 |
| | Other Sector | 1,491,544,347 | 6.20 |
| | **Total Customers' Deposits** | **24,011,819,260** | **100.00** |

### Contingent Accounts

| | | Local Currency | Foreign Currency |
|---|---|---|---|
| - | Letters of Guarantee | 1,320,115,307 | 2,546,302,290 |
| - | Letter of Credit ( import & export ) | 13,811,427 | 574,455,640 |
| - | Customers Acceptances | 209,191,180 | 156,333,496 |
| - | Forward Foreign Exchange Contracts | 16,165,598 | (15,673,784) |
| | | (1,143,106,478) | 979,154,115 |

### 31- Foreign Currencies Positions

| | Mar. 31, 2005 in thousand L.E | Dec. 31, 2004 in thousand L.E |
|---|---|---|
| - Egyptian Pound | 31,258 | (16,400) |
| - US Dollar | (39,804) | 15,849 |
| - Sterling pound | 192 | (1,984) |
| - Japanese Yen | (80) | 25 |
| - Swiss Franc | 715 | 191 |
| - Euro | 4,140 | 2,838 |

### 32- Transactions With Related Parties

All Banking transactions with related parties are conducted in accordance with the normal banking practices and regulations applied to all other customers without any discrimination.

| | |
|---|---|
| Due from Banks | 173,639,156 |
| Loans & Overdrafts | 261,022,527 |
| Bank's Loans | 122,028,000 |
| Investment in subsidiary companies | 83,842,237 |
| Due to banks | 9,054,076 |
| Customer Deposits | 115,988,233 |
| Contingent Accounts | 10,378,715 |

### 33- Comparative Figures

The Comparative Figures are amended to confirm with the reclassification of the current period and General Assembly hold in Mar, 2005 decisions, For ratifying the Appropriation account of year 2004.